Exhibit 1

MIND CTI Announces Appointment of Monica Iancu as Interim Chief Executive Officer

Yoqneam, Israel, May 26, 2026 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications (UC) analytics for enterprises as well as enterprise messaging solutions, today announced leadership appointments.

Following the resignation of its Chief Executive Officer, Mr. Ariel Glassner, MIND’s Board of Directors has appointed Ms. Monica Iancu, the Company’s founder and former CEO, as Interim CEO effective July 1, 2026. The Board would like to thank Ariel for his contribution.

In addition, Ms. Orly Sorokin, currently an independent member of the Board, will step down from the Board and join MIND as Chief Business Officer effective August 1, 2026. Ms. Sorokin will lead strategic growth initiatives, business operations, and commercial development activities. She previously held various roles at IBM, spanning across sales, emerging technologies, and business initiatives. From 2000 to 2011, she held sales and business development positions at MIND.

Monica Iancu commented: “MIND has always been built on strong customer relationships, operational discipline and an exceptional team. I am committed to leading the Company through this transition while continuing to serve our customers and build for the future.”

Regarding Sorokin’s appointment, Ms. Iancu added: “Orly brings strong deal-making and business development experience, deep industry knowledge, and proven business leadership, along with a forward-looking approach that will support our growth initiatives and help identify new opportunities.”

Orly Sorokin commented: “Returning to MIND feels like coming home. MIND has a strong foundation, trusted customer relationships and talented employees. I look forward to working with Monica and the team to drive innovation, growth and long-term value creation.”

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over thirty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements," expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company's annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Janice Kaye
MIND C.T.I. Ltd.
Tel: +972-4-993-6666
investor@mindcti.com